UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549


                                     FORM 15


  Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.


  Commission File Number: 333-139693-23


  Structured Asset Securities Corporation, as depositor for
  Structured Adjustable Rate Mortgage Loan Trust, Series
  2008-1
  (Exact name of Registrant as specified in its charter)


  745 Seventh Avenue
  New York, NY 10019
  (212) 526-7000

  (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

  Structured Adjustable Rate Mortgage Loan Trust Mortgage Pass-Through Certificates, Series 2008-1
  (Title of each class of securities covered by this Form)

   A1

   A1X

   A2

   A21

   A22

   A3

   A31

   A32

   A4

   A5

   B1

   B2

   B3

   R

  (Title of each class of securities covered by this Form)


   None

  (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)


  Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

   Rule 12g-4(a)(1)         / /

   Rule 12g-4(a)(2)         / /

   Rule 12h-3(b)(1)(i)      / /

   Rule 12h-3(b)(1)(ii)     / /

   Rule 15d-6               /X/


  Approximate number of holders of record as of the certification or notice date:
        Less than 300 Holders

  Pursuant to the requirements of the Securities Exchange Act of 1934,

  Structured Asset Securities Corporation

  has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


  Date: January 12, 2009
  By: /s/ Diane Moormann
  Diane Moormann, VP Master Servicing Compliance


  Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The Registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the Registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.